UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Biofrontera AG
(Name of Issuer)

Ordinary Shares, nominal value €1.00 per share (including Ordinary Shares represented by American Depository Shares (ADSs) at a ratio of two Ordinary Shares per ADS)
(Title of Class of Securities)

09075G105 **
(CUSIP Number)

Rolf Birkert Member of the Board Ziegelhaeuser Landstrasse 1 69120 Heidelberg Germany +49 6221 649 24 – 35
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ABC Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,196,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,422 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,196,469 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 5,967 shares underlying Convertible Notes (as defined herein) that will become exercisable at the holder’s option on November 20, 2020. See Item 4 herein.

(2)	Includes 1,566,128 shares and 227,625 shares underlying Convertible Notes held by Deutsche Balaton Biotech AG (“DBB”), 180,632 shares and 10,625 shares underlying Convertible Notes held by Prisma Equity AG (“PE”), 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SPARTA AG (“SP”), 1,000 shares held by Heidelberger Beteiligungsholding AG (“HDBH”), 1,267,447 shares and 473,114 shares underlying Convertible Notes held by Deutsche Balaton Aktiengesellschaft (“DB”) and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by Delphi Unternehmensberatung Aktiengesellschaft (“DU”) pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(3)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Deutsche Balaton Biotech AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,196,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,985,010 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,196,469 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 180,632 shares and 10,625 shares underlying Convertible Notes held directly by PE pursuant to the Trust Agreement described herein. See Item 5, herein.

(2)	Includes of 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC Beteiligungen Aktiengesellschaft (“ABC”), 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(3)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Prisma Equity AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,196,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,196,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 and 227,625 shares underlying Convertible Notes shares held by DBB, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,267,447 shares 473,114 shares underlying Convertible Notes held by DB and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS SPARTA AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,196,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,404,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,196,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 1,000 shares held by HDBH, 1,267,447 shares 473,114 shares underlying Convertible Notes held by DB and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Heidelberger Beteiligungsholding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,196,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,196,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS MARNA Beteiligungen AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by MARNA Beteiligungen AG (“MB”). See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Ming Le Sports AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Ming Le Sports AG (“MLS”). See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Altech Advanced Materials AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Altech Advanced Materials AG (“AAM”). See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,199,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,241,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,199,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) (2)

Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE,

3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU pursuant to the Acting in Concert Agreement described herein. Also includes 1,000 shares held by MB, 1,000 shares held MLS and 1,000 shares held by AAM, as to which DB disclaims beneficial ownership. DB owns a majority interest in each of MB, MLS and AAM. See Item 5, herein.

Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,241,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,241,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,241,110 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) (2)

Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE,

3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,000 shares held by MB, 1,000 shares held by MLS and 1,000 shares held by AAM, as to which VV Beteiligungen Aktiengesellschaft (“VVB”) disclaims beneficial ownership. VVB owns a majority interest in DB. DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM. Also includes 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. See Item 5, herein.

Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Strawtec Group AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Strawtec Group AG (“SG”). See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,200,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,200,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,200,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) (2)

Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE,

3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB and 1,000 shares held by SG held by DU pursuant to the Acting in Concert Agreement described herein. Also includes 1,000 shares held by MB, 1,000 shares held by MLS, 1,000 shares held by AAM and 1,000 shares held by SG, as to which DU disclaims beneficial ownership. DU owns a majority interest in VVB and SG. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. DB owns a majority interest in each of MB, MLS and AAM. See Item 5, herein.

Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,200,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,200,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,200,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,000 shares held by MB, 1,000 shares held by MLS, 1,000 shares held by AAM, 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB, 1,000 shares held by SG and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU. DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB and SG. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM, DB, SG and DU. Mr. Zours disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Rolf Birkert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,241,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,241,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,241,110 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,000 shares held by MB, 1,000 shares held by MLS, 1,000 shares held by AAM and 1,267,447 shares held by DB. DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM. Rolf Birkert, in his capacity as a member of the board of management of ABC, DBB, DB and PE, has voting and dispositive power over the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM and DB. PE must exercise voting and dispositive power over these shares pursuant to the terms of a trust agreement, dated as of May 7, 2018 (the “Trust Agreement”), by and between DBB and PE. Mr. Birkert disclaims beneficial ownership of the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM and DB, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Hansjörg Plaggemars
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,000 shares held by MB, 1,000 shares held by MLS, 1,000 shares held by AAM and 1,000 shares held by SG. Hansjörg Plaggemars, in his capacity as a member of the boards of management of MB, MLS, SG and AAM, has voting and dispositive power over the shares held by MB, MLS, SG and AAM. Mr. Plaggemars disclaims beneficial ownership of the shares MB, MLS, SG and AAM, except to the extent of his pecuniary interest therein. See Item 5, herein. Does not include 3,500 shares owned by Mr. Plaggemars’s wife and held in her personal account, as to which Mr. Plaggemars disclaims beneficial ownership.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

1	NAMES OF REPORTING PERSONS Ralph Bieneck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,000 shares held by HDBH. Ralph Bieneck, in his capacity as a member of the board of management of HDBH, has voting and dispositive power over the shares held by HDBH. Mr. Bieneck disclaims beneficial ownership of the shares HDBH, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,849,365 shares outstanding as reported in the Issuer’s Form 6-K filed on August 25, 2020.

Item 1. Security and Issuer

This statement on Schedule 13D, as amended (the “Schedule 13D”) relates to the ordinary shares, nominal value €1.00 per share (the “Ordinary Shares”), of Biofrontera AG (the “Issuer”). The principal executive offices of the Issuer are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by ABC Beteiligungen Aktiengesellschaft (“ABC”), Deutsche Balaton Biotech AG (“DBB”), Prisma Equity AG (“PE”), SPARTA AG (“SP“), Heidelberger Beteiligungsholding AG (“HDBH“), MARNA Beteiligungen AG (“MB“), Ming Le Sports AG (“MLS“), Altech Advanced Materials AG (formerly Youbisheng Green Paper AG, “AAM“), Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Strawtec Group AG (“SG“), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), Wilhelm Konrad Thomas Zours, Rolf Birkert, Hansjörg Plaggemars and Ralph Bieneck, which are collectively referred to as the “Reporting Persons”.

(b)	The address of the principal business office of ABC, DBB, PE, SP, HDBH, MLS, DB, VVB, SG and DU and each Scheduled Person (as defined below) is Ziegelhäuser Landstraße 1, Heidelberg, Germany, 69120. The address of the principal business office of MB and AAM is Ziegelhäuser Landstraße 3, Heidelberg, Germany, 69120.

(c)	The principal business of each of ABC, DBB, PE, SP, HDBH, MB, AAM, DB, and VVB is to hold and dispose of equity and equity-related investments. The principal business activities of MLS are the manufacturing, sale and distribution of shoes, clothes, accessories and sporting goods, research and development related to these products and holding and disposing of equity and equity-related investments. The principal business activities of SG are developing, trading, manufacturing and renting machines for the production of building materials, developing, distributing and producing building materials and holding and disposing of equity and equity-related investments. The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments. DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM; VVB owns a majority interest in DB; and DU owns a majority interest in VVB and SG. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU. Rolf Birkert is a member of the board of management of ABC, DBB, DB and PE. Ralph Bieneck is a member of the board of management of HDBH. Hansjörg Plaggemars is a member of the boards of management of MB, MLS, SG and AAM.

(d)	– (e) During the past five years, none of the Reporting Persons or Scheduled Persons has been, and to their respective knowledge, none of the Scheduled Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ABC, DBB, PE, SP, HDBH, MB, MLS, AAM, DB, VVB, SG and DU are each organized under the laws of Germany. Messrs. Zours, Birkert and Bieneck are citizens of Germany. Mr. Plaggemars is a citizen of the United States.

The name, present business address, present principal occupation, and place of citizenship of the member(s) of the Board of Management of each Reporting Person is set forth on Schedule 1 (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

As of September 21, 2020, ABC had invested €665,026 (including brokerage commissions to the extent known) in the Ordinary Shares and Convertible Notes of the Issuer, DBB had invested €12,099,830 (including brokerage commissions to the extent known; not including the purchased Warrants issued in the 2018 tender offer described below; and including shares transferred to PE as Trustee) in the Ordinary Shares and Convertible Notes of the Issuer and €734,826 (including brokerage commissions) in Warrants issued by DBB (see Item 4 below), PE had invested €31,875 (acting as Trustee for DBB) in the Ordinary Shares and Convertible Notes of the Issuer, SP had invested €22,540,791 (including brokerage commissions to the extent known) in the Ordinary Shares and Convertible Notes of the Issuer, HDBH had invested €4,750 (including brokerage commissions) in the Ordinary Shares of the Issuer, MB had invested €7,957 (including brokerage commissions) in the Ordinary Shares of the Issuer, MLS had invested €7,948 (including brokerage commissions) in the Ordinary Shares of the Issuer, AAM had invested €7,950 (including brokerage commissions) in the Ordinary Shares of the Issuer, DB had invested €5,444,398 (including brokerage commissions) in the Ordinary Shares and Convertible Notes of the Issuer, SG had invested €7,955 (including brokerage commissions) in the Ordinary Shares of the Issuer and DU had invested €40,204,901 (excluding brokerage commissions) in the Ordinary Shares and Convertible Notes of the Issuer.

In the case of ABC, DBB, SP, HDBH, MB, MLS, AAM, DB and SG, the source of such funds was the general working capital of each such purchaser respectively. In the case of DU, the source of such funds was the general working capital of DU, including proceeds from a private placement of the convertible bonds described in Item 6 below. In the case of PE, the source of such funds was the general working capital of DBB.

Item 4. Purpose of Transaction

The purpose of the transactions in securities described in this Schedule 13D is investment.

The Reporting Persons have no current plans or proposals with respect to (i) any merger, reorganization, or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any subsidiary, or (iii) the purchase of a majority of the voting shares of the Issuer.

On January 28, 2020, HDBH announced its decision to publish a voluntary public takeover bid for all of the Issuer’s Ordinary Shares in exchange for shares of HDBH (which we refer to as the “2020 takeover bid”), with an exchange ratio of one HDBH share for seventeen Ordinary Shares of the Issuer (assuming a 1:5 reverse stock split by HDBH and subject to the final determination of the minimum price in the offer document). In accordance with applicable German law, HDBH must make the 2020 takeover bid to all holders of Ordinary Shares of the Issuer in order to own 30% or more of the Ordinary Shares of the Issuer.

On March 6, 2020, the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”)) blocked the 2020 takeover bid under the German Securities Acquisition and Takeover Act on the grounds that, in BaFin’s view, the HDBH shares to be issued as consideration thereunder were not sufficiently liquid at such time and there was not sufficient assurance that they would be sufficiently liquid in the future.

On August 20, 2020, the Issuer issued convertible notes (the “Convertible Notes”) with ISIN DE000A3E4548 in a total nominal amount of EUR 7,914,450 divided into 2,638,150 notes each with a nominal amount of EUR 3.00. Each Convertible Note can be converted into one Ordinary Share of the Issuer. The term of the Convertible Note ends on December 20, 2021. The Convertible Notes are listed and trade on the Frankfurt stock exchange. The Convertible Note allow the Issuer to convert the notes into Ordinary Shares of the Issuer if the volume weighted average stock price of the Ordinary Shares of the Issuer reaches or exceeds a certain threshold. This threshold has been reached and thus the Issuer may convert the Convertible Notes at any time by publication in the German Federal Gazette.

As of September 21, 2020, DB holds 473,114 Convertible Notes (allowing DB to convert such notes into 473,114 Ordinary Shares of the Issuer), SP holds 189,117 Convertible Notes (allowing SP to convert such notes into 189,117 Ordinary Shares of the Issuer), ABC holds 5,967 Convertible Notes (allowing ABC to convert such notes into 5,967 Ordinary Shares of the Issuer), DBB holds 227,625 Convertible Notes (allowing DBB to convert such notes into 227,625 Ordinary Shares of the Issuer), PE holds 10,625 Convertible Notes (allowing PE to convert such notes into 10,625 Ordinary Shares of the Issuer) and DU holds 386,575 Convertible Notes (allowing DU to convert such notes into 386,575 Ordinary Shares of the Issuer). In total all Reporting Persons together hold a sum of 1,293,023 Convertible notes (allowing the Reporting Persons to convert such notes into 1,293,023 Ordinary Shares of the Issuer). Ordinary ShareThe Convertible Notes are convertible at the holder’s option at any time following November 20, 2020.

DBB, HDBH, DB, ABC, PE, MB, MLS, AAM, SG, SP and DU currently intend to acquire additional voting securities of the Issuer, or instruments convertible into voting securities of the Issuer to the extent possible at reasonable prices. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, subscriptions made pursuant to rights offerings by the Issuer, or otherwise (including the exercise of any options or other securities exercisable for, or convertible into, any such securities of the Issuer) so long as the Reporting Persons in total do not own 30% or more of the outstanding Ordinary Shares of the issuer. The Reporting Persons may also dispose of voting securities of the Issuer from time to time. Any such dispositions may be effected through open market sales, block trades, privately-negotiated transactions, pursuant to exercises of outstanding Warrants described below, or otherwise.

DBB, DB and DU also desire to change the composition of the Management Board and Supervisory Board of the Issuer. In that regard, DB submitted several proposals for the Issuer’s ordinary general meeting of shareholders held on July 11, 2018. Pursuant to such proposals, DB sought to dismiss (1) Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board, (2) Prof. Dr. Hermann Lübbert as the Chairman of the Management Board (but the proposal proposed that he remain a member of the Management Board), (3) Dr. Ulrich Granzer as the Chairman of the Supervisory Board, (4) Jürgen Baumann as a member of the Supervisory Board and (5) John Borer III as a member of the Supervisory Board.

Also in connection with the 2018 general meeting of shareholders of the Issuer, DB made a proposal supporting the election of Mark Sippel as a replacement member of the Supervisory Board, or, if he is not elected to such position, Dr. Christopher Missling, Dr. Heikki Lanckriet or Dr. Karin Lergenmueller. DB also made a separate proposal to elect Prof. Dr. Lergenmueller as a replacement member of the Supervisory Board, and DU submitted a proposal to elect Dr. Christopher Missling as member of the Supervisory Board. According to information provided by Mr. Sippel, he is a doctoral candidate at the University of Erlangen-Nuremberg. Dr. Lergenmueller is Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden, Germany and a member of the Supervisory Boards of several affiliates of DB, including DU and DBB. Dr. Missling is President, Chief Executive Officer, and Chairman of the Board of Anavex Life Science Corp. Dr. Lanckriet is Chief Executive Officer of Expedeon AG (formerly Sygnis AG). DB and Expedeon AG entered into a term loan agreement on April 30, 2018.

DB filed a legal action seeking to rescind and nullify a resolution adopted at the Issuer’s 2017 shareholder meeting, regarding the Issuer’s authorized capital. If successful, the action would prohibit any new share offerings by the Issuer unless existing shareholders are offered the right to participate on a pro rata basis by means of transferable rights.

Each of DB and DU has filed a legal action seeking a court-appointed special auditor to investigate the collaboration and partnership agreement dated July 13, 2016, between the Issuer and Maruho Co. Ltd (“Maruho”). On July 10, 2018, the Issuer announced that phase 1 of its collaboration with Maruho had been completed, and that the Issuer and Maruho are currently considering continuing their collaboration under a new agreement, but had not yet discussed the details and timing of such new agreement. On March 19, 2019, the Issuer announced that it had signed an agreement to continue research cooperation with Maruho regarding branded generics.

DB and DU have also proposed certain amendments to the bylaws of the Issuer. DB proposed an amendment that would reformulate the Ordinary Shares of the Issuer as bearer shares. DU proposed an amendment that would require, among other things, for transactions between the Issuer and certain related parties to be on arms’-length terms and subject to approval by a 75% majority (excluding the related party) at the general meeting of shareholders. These proposals were not approved.

On May 28, 2018, DBB commenced a non-U.S. tender offer (which we refer to as the “2018 tender offer”) pursuant to which it offered to acquire up to 6,250,000 of the Issuer’s outstanding Ordinary Shares solely from non-U.S. holders. The 2018 tender offer related to Ordinary Shares only; ADSs could not be tendered. The 2018 tender offer materials were only available in the German language and were only made available on the German internet page www.deutschebalatonbiotech.de and in the online publication of the German-language Federal Gazette (www.bundesanzeiger.de). No tender offer materials were distributed, nor was any disclosure of the 2018 tender offer made by DBB or its agents or affiliates, in the United States. Initially, the consideration offered for each Ordinary Share of the Issuer was one euro (€1.00) per share in cash, plus an option to re-acquire an Ordinary Share of the Issuer from DBB for the same price (i.e., €1.00 per share). We refer to each such right to re-acquire an Ordinary Share of the Issuer as a “Warrant” issued by DBB. The Warrants are transferable and may be exercised by the holder thereof at any time (with certain exception) prior to November 30, 2020 by surrendering such Warrant to Quirin Privatbank AG as dealer manager for the Warrants. The Warrants include a tag-along right if DB sells greater than 2.5 million Ordinary Shares (in one transaction) by November 30, 2020. If there is a public tender offer for Ordinary Shares with a purchase price exceeding €40.00 in cash per share, the Warrants terminate and each Warrantholder receives the tender offer price per share per Warrant minus the basis price (€1.00 per Warrant). In effect, a tender of Issuer shares to DBB on the original terms of the 2018 tender offer would transfer record ownership of the shares to DBB, including the right to vote such shares, while allowing the tendering shareholder to retain the economic risks and benefits of ownership of such shares (with a “floor price” of €1.00 per share).

On July 20, 2018, DBB amended the 2018 tender offer to provide shareholders of the Issuer who wished to tender Ordinary Shares a choice in the amount and form of consideration to be received. As amended, for each Ordinary Share of the Issuer tendered, a shareholder participating in the 2018 tender offer could elect, either (a) one euro (€1.00) per share in cash plus one Warrant, or (b) six Euros (€6.00) per share in cash.

The 2018 tender offer closed on August 6, 2018. DBB purchased a total of 1,286,401 Ordinary Shares pursuant to the 2018 tender offer, of which 214,448 shares were purchased at a price €1.00 in cash and one Warrant each, and 1,071,953 shares were purchased at the all cash price of €6.00 each.

On August 7, 2018, DB filed a legal action against the Issuer seeking to rescind and nullify certain resolutions adopted at the Issuer’s 2018 shareholder meeting and seeking to confirm that certain resolutions were validly adopted by the shareholders. On August 7, 2018, DB filed a legal action seeking to (i) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting, regarding the disagreement of the general meeting to appoint a special person to file certain claims against Maruho and to confirm that the general meeting passed a resolution to appoint a special person to file certain claims against Maruho, (ii) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting, regarding the removal of a special auditor to investigate the cooperation and partnership agreement with Maruho and to confirm that the general meeting passed such resolutions, (iii) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting, regarding the appointment of a special auditor to investigate the listing of the Issuer’s American Depositary Shares on NASDAQ, the Issuer’s capital increase, the cost of the capital increase, and the role of Mr. Borer and The Benchmark Company, LLC in the capital increase and to confirm that the such resolutions were approved by shareholders, and (iv) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting resolving not to elect Mark Sippel as member of the Issuer’s supervisory board and to confirm that Mark Sippel was elected as a member of the Issuer’s supervisory board.

On August 16, 2018, the 214,448 shares purchased at a price €1.00 in cash and one Warrant each were transferred from DBB to PE, who acts as a trustee (the “Trustee”) for the Warrantholders pursuant to the Trust Agreement. Subsequently, 33,816 of such shares were transferred to Warrantholders to satisfy the exercise of Warrants.

Between August 29, 2018 and October 22, 2018, DBB bought 134,136 Warrants in off-market purchases, which purchases had no effect on the beneficial ownership of DBB.

On April 1, 2019, Maruho Deutschland GmbH (“Maruho”) announced its decision to initiate a tender offer (which we refer to as the “Maruho tender offer”) for up to 4,322,530 of the Issuer’s Ordinary Shares at a price of EUR 6.60 per Ordinary Share. The Maruho tender offer was initiated on April 15, 2019. DB requested that the Issuer call a shareholders’ meeting in connection with the Maruho tender offer prior to the expiration thereof. The shareholders’ meeting took place on May 15, 2019. On May 23, 2019, Maruho announced its decision to increase the offer price in the Maruho tender offer to EUR 7.20 per Ordinary Share. The acceptance period for the Maruho tender offer ended on July 19, 2019.

On May 29, 2019, DBB and DU announced their decision to initiate a joint tender offer for up to 500,000 of the Issuer’s Ordinary Shares (which we refer to as the “2019 tender offer”). On May 31, 2019, DBB and DU announced their decision to set the 2019 tender offer at EUR 7.20 per Ordinary Share. On June 21, 2019, DBB and DU commenced the 2019 tender offer and published the tender offer documents relating thereto. On July 1, 2019, DBB and DU announced their decision to increase the 2019 tender offer to EUR 8.00 per Ordinary Share. The acceptance period for the 2019 tender offer ended on July 19, 2019. DBB purchased a total of 450,000 Ordinary Shares pursuant to the 2019 tender offer at a cash price of EUR 8.00 per Ordinary Share. DU purchased a total of 50,000 Ordinary Shares pursuant to the 2019 tender offer at a cash price of EUR 8.00 per Ordinary Share. The settlement of such purchases occurred on July 29, 2019. As a result of the 2019 tender offer, DBB received in its account on July 29, 2019 all 500,000 Ordinary Shares tendered in the 2019 tender offer. DBB transferred 50,000 of such Ordinary Shares to DU on July 30, 2019.

The 2019 tender offer related to Ordinary Shares only; ADSs could not be tendered. Holders of ADS who wished to accept the 2019 tender offer with respect to the Ordinary Shares underlying their ADSs were entitled to do so but had to first timely convert their ADS to Ordinary Shares in accordance with the procedures established by the depositary. The 2019 tender offer was subject to the disclosure and other requirements and procedures, including settlement procedures, of the Federal Republic of Germany, which differ from those of the United States. The 2019 tender offer was made to U.S. shareholders of the Issuer (with respect to Ordinary Shares only and not ADSs) in accordance with the “Tier I” exemption provided for in Rule 14d-1(c) under the Act, and other applicable provisions of U.S. law. Pursuant to such exemption, an English language translation of the offering materials was made available and furnished to the Securities and Exchange Commission under cover of Form CB.

DB submitted several proposals for the Issuer’s general meeting of shareholders to be held on July 10, 2019. Pursuant to such proposals, DB seeks to dismiss (1) Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board, (2) Dr. Ulrich Granzer as the Chairman of the Supervisory Board of the Issuer and replace him with Dr. Günter Werkmann, and (3) John Borer III as a member of the Supervisory Board and replace him with Eva Katheder. DB also seeks to annul the authorized capital resolved at the Issuer’s general meeting held on May 24, 2017 under agenda point 6 and to approve a new authorized capital; to withdraw the confidence to Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board; to assert damage claims against (1) Prof. Dr. Lübbert, Chief Executive Officer of the Issuer, as a member of the Management Board, (2) Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board, (3) Maruho Deutschland GmbH and (4) Maruho Co. Ltd. and to appoint a special representative to assert such claims; to conduct a special audit with regard to the cooperation agreement dated March 19, 2019 with Maruho Co. Ltd.; to conduct a special audit with regard to the acquisition of Cutanea Life Sciences, Inc. from Maruho; to report and debate about the U.S. litigation initiated by the Issuer against Deutsche Balaton Biotech AG and other defendants; and to amend section 13 of the articles of association of the Issuer (which deals with the revocation of elections of supervisory board members).

DB also submitted several proposals to the Issuer. Pursuant to such proposals, DB seeks (1) to postpone the election of a new supervisory board member as successor of Hansjoerg Plaggemars, who was dismissed as a member of the Supervisory Board of the Issuer by court order as of March 22, 2019, (2) to vote individually concerning the discharge of the members of the Management Board for the 2018 fiscal year, (3) not to grant discharge to Prof. Dr. Lübbert, Chief Executive Officer of the Issuer, (4) not to grant discharge to Thomas Schaffer, the Chief Financial Officer of the Issuer, (5) to vote individually concerning the discharge of the members of the Supervisory Board for the 2018 fiscal year, (6) not to grant discharge to Dr. Granzer, Chairman of the Supervisory Board of the Issuer, (7) not to grant discharge to Mr. Borer, member of the Supervisory Board of the Issuer, and (8) not to grant discharge to Mr. Baumann, member of the Supervisory Board of the Issuer.

ABC submitted a proposal for the Issuer’s general meeting of shareholders to be held on July 10, 2019, not to grant discharge to Thomas Schaffer, the Chief Financial Officer of the Issuer.

DBB submitted several proposals for the Issuer’s general meeting of shareholders to be held on July 10, 2019. Pursuant to such proposals, DBB seeks (1) to extend the proposal of DB to conduct a special audit with regard to the acquisition of Cutanea Life Sciences, Inc. from Maruho, (2) to extend the proposal of DB to conduct a special audit with regard to the cooperation agreement dated March 19, 2019 with Maruho Co. Ltd., (3) to extend the proposal of DB to assert damage claims against Prof. Dr. Lübbert, Chief Executive Officer of the Issuer, as a member of the Management Board, and Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board, and to appoint a special representative to assert such claims, (4) not to grant discharge to Thomas Schaffer, the Chief Financial Officer of the Issuer, and (5) to modify the bylaws of the Issuer.

DU submitted several proposals for the Issuer’s general meeting of shareholders to be held on July 10, 2019. Pursuant to such proposals, DU seeks (1) to elect Wilhelm K. T. Zours as a new member of the Supervisory Board, (2) to modify the proposal of DB to annul the authorized capital resolved at the Issuer’s general meeting held on May 24, 2017 under agenda point 6 and to approve a new authorized capital, and (3) not to grant discharge to Dr. Granzer, Mr. Baumann, Dr. Borer, Mr. Eyring and Mr. Weber and to postpone the discharge of Mr. Plaggemars.

The proposals for the Issuer’s general meeting of shareholders to be held on July 10, 2019 were published by the Issuer on June 13, 2019, June 17, 2019, and June 28, 2019, respectively.

DBB and DB requested that the Issuer call a shareholders’ meeting seeking to (i) rescind and nullify a resolution adopted at the Issuer’s 2017 shareholder meeting regarding the Issuer’s authorized capital and create new authorized capital, (ii) discuss investor relations measures and (iii) discuss, if necessary, withdrawal of confidence. The shareholders’ meeting took place on December 19, 2019.

Please see Item 6 below for a description of the convertible bonds issued by DU and exercisable in part in Ordinary Shares.

This disclosure is neither an offer to purchase nor a solicitation of an offer to sell securities.

Item 5. Interest in Securities of the Issuer

(a)	Of the aggregate 14,200,469 shares reported in this Schedule 13D (representing 30.8% of the Issuer’s Ordinary Shares), the Reporting Persons hold as follows:

Reporting Person	Shares	Convertible Notes	Beneficial Ownership %
ABC	101,455	5,967	30.8%
DBB	1,566,128	227,625	30.8%
PE	180,632	10,625	30.8%
SP	3,215,000	189,117	30.8%
HDBH	1,000	0	30.8%
MB	1,000	0	0.0%
MLS	1,000	0	0.0%
AAM	1,000	0	0.0%
DB	1,267,447	473,114	30.8%
VVB	0	0	15.8%
SG	1,000	0	0.0%
DU	6,571,784	386,575	30.8%
Wilhelm Konrad Thomas Zours	0	0	30.8%
Rolf Birkert	0	0	15.8%
Hansjörg Plaggemars	0	0	0.0%
Ralph Bieneck	0	0	0.0%

DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM.

DBB may be deemed to have beneficial ownership with respect to the shares held by PE and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein, as PE must exercise voting and dispositive power over these shares pursuant to the terms of a trust agreement, dated as of May 7, 2018, by and between DBB and PE.

VVB owns a majority interest in DB.

DU owns a majority interest in VVB and SG.

Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM, DB, SG and DU.

Rolf Birkert, in his capacity as member of the boards of management of ABC, DBB, DB and PE, has voting and dispositive power over the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM and DB.

Hansjörg Plaggemars, in his capacity as a member of the boards of management of MB, MLS, SG and AAM, has voting and dispositive power over the shares held by MB, MLS, SG and AAM.

Ralph Bieneck, in his capacity as a member of the board of management of HDBH, has voting and dispositive power over the shares held by HDBH.

Each of DB, VVB, DU, Wilhelm Konrad Thomas Zours and Rolf Birkert may be deemed to have beneficial ownership with respect to the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS and AAM and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.

Each of VVB, DU, Wilhelm Konrad Thomas Zours and Rolf Birkert may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein.

DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by SG and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein.

Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Pursuant to a non-domination agreement between VVB and DB (the “Non-Domination Agreement”), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB, and therefore VVB disclaims beneficial ownership over the shares it holds in excess of 45% voting power.

On January 28, 2020, ABC, DBB, PE, SP, HDBH, DB and DU entered into an acting-in-concert agreement (the “Acting in Concert Agreement”). Pursuant to the Acting in Concert Agreement, each party agrees to exercise their voting rights (or abstain therefrom) in accordance with the terms thereof.

All percentages set forth in this Schedule 13D are based upon 44,849,365 Ordinary Shares outstanding, as reported in the Issuer’s Form 6-K filed on August 25, 2020 and calculated in accordance with Rule 13d-3 under the Exchange Act of 1934, as amended.

(b)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote of:

ABC	0
DBB	0
PE	0
SP	0
HDBH	0
MB	0
MLS	0
AAM	0
DB	0
VVB	0
SG	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Hansjörg Plaggemars	0
Ralph Bieneck	0

(ii)	Shared power to vote or to direct the vote of:

ABC	14,196,469 (1)
DBB	14,196,469 (1)
PE	14,196,469 (1)
SP	14,196,469 (1)
HDBH	14,196,469 (1)
MB	1,000
MLS	1,000
AAM	1,000
DB	14,199,469 (1) (2)
VVB	7,241,110 (3)
SG	1,000
DU	14,200,469 (1) (4)
Wilhelm Konrad Thomas Zours	14,200,469 (5)
Rolf Birkert	7,241,110 (6)
Hansjörg Plaggemars	4,000 (7)
Ralph Bieneck	1,000 (8)

(iii)	Sole power to dispose or to direct the disposition of:

ABC	0
DBB	0
PE	0
SP	0
HDBH	0
MB	0
MLS	0
AAM	0
DB	0
VVB	0
SG	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Hansjörg Plaggemars	0
Ralph Bieneck	0

(iv)	Shared power to dispose or to direct the disposition of:

ABC	107,422
DBB	1,985,010 (9)
PE	191,257
SP	3,404,117
HDBH	1,000
MB	1,000
MLS	1,000
AAM	1,000
DB	7,241,110 (2)
VVB	7,241,110 (3)
SG	1,000
DU	14,200,469 (4)
Wilhelm Konrad Thomas Zours	14,200,469 (5)
Rolf Birkert	7,241,110 (6)
Hansjörg Plaggemars	4,000 (7)
Ralph Bieneck	1,000 (8)

(1)	Pursuant to the Acting in Concert Agreement, each of ABC, DBB, PE, SP, HDBH, DB and DU agrees to exercise their voting rights (or abstain therefrom) in accordance with the terms thereof. Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB and 6,571,784 shares and 386,575 shares underlying Convertible Notes held by DU.

(2)	Includes 1,000 shares held by MB, 1,000 shares held by MLS and 1,000 shares held by AAM, as to which DB disclaims beneficial ownership. DB owns a majority interest in each of MB, MLS and AAM.

(3)	Includes 101,455 shares and 5,967 shares underlying Convertible Notes held by ABC, 1,566,128 shares and 227,625 shares underlying Convertible Notes held by DBB, 180,632 shares and 10,625 shares underlying Convertible Notes held by PE, 3,215,000 shares and 189,117 shares underlying Convertible Notes held by SP, 1,000 shares held by HDBH, 1,000 shares held by MB, 1,000 shares held by MLS and 1,000 shares held by AAM, as to which VVB disclaims beneficial ownership. DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM. Includes 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. VVB owns a majority interest in DB.

(4)	Includes 1,000 shares held by MB, 1,000 shares held by MLS, 1,000 shares held by AAM, and 1,267,447 shares and 473,114 shares underlying Convertible Notes held by DB and 1,000 shares held by SG, as to which DU disclaims. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB and SG. DB owns a majority interest in each of ABC, DBB, PE, SP, HDBH, MB, MLS and AAM.

(5)	Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM, DB, SG and DU.

(6)	Rolf Birkert, in his capacity as member of the boards of management of DB and PE, has voting and dispositive power over the shares held by ABC, DBB, PE, SP, HDBH, MB, MLS, AAM and DB.

(7)	Hansjörg Plaggemars, in his capacity as a member of the boards of management of MB, MLS, SG and AAM, has voting and dispositive power over the shares held by MB, MLS, SG and AAM.

(8)	Ralph Bieneck, in his capacity as a member of the board of management of HDBH, has voting and dispositive power over the shares held by HDBH.

(9)	Includes 180,632 shares and 10,625 shares underlying Convertible Notes held directly by PE pursuant to the Trust Agreement.

(c)	Since the transactions reported in the most recent filing of this Schedule 13D, the Reporting Persons have conducted transactions in the shares as reflected on Schedule 2.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 4 above for a description of the 2018 tender offer by DBB for shares of the Issuer, which was consummated on August 6, 2018. Pursuant to the 2018 tender offer, DBB has issued Warrants entitling the holders thereof to purchase from DBB an aggregate of 214,448 Ordinary Shares of the Issuer at a purchase price of €1.00, and otherwise on the terms and conditions set forth therein. As of the date hereof, Warrants in respect of 33,816 Ordinary Shares have been settled by DBB. Please also see Item 4 above for a description of the 2019 tender offer by DBB and DU for shares of the Issuer, which was commenced on June 21, 2019 and ended on July 19, 2019.

On February 21, 2018, DU issued convertible bonds in the original principal amount of up to €80,000,000. The issuance consisted of up to 800 bearer bonds in principal amount of €100,000 each. The bonds, which bore no interest, matured on December 15, 2019 and are no longer outstanding. During the term of the bonds, bondholders had the right to convert each bearer bond into 3,334 Ordinary Shares plus €79,996 in cash; provided, however, that DU may have, in lieu of partially settling the bonds in Ordinary Shares, settled the bonds in an amount of cash corresponding to the value of the Ordinary Shares to be delivered, plus €79,996 per bearer bond. The purchaser of €50,000,000 principal amount of such bond offering was Wilhelm Konrad Thomas Zours. The Reporting Persons disclaim that such bond offering was material to DU’s investments in securities described in this Schedule 13D.

On January 28, 2020, ABC, DBB, PE, SP, HDBH, DB and DU entered into the Acting in Concert Agreement. Pursuant to the Acting in Concert Agreement, each party agrees to exercise their voting rights (or abstain therefrom) in accordance with the terms thereof.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Amendment No. 9 to Schedule 13D, filed by the Reporting Persons with respect to Biofrontera AG on February 3, 2020).
99.2	Acting in Concert Agreement, dated January 28, 2019, by and among ABC Beteiligungen Aktiengesellschaft, Deutsche Balaton Biotech AG, Prisma Equity AG, SPARTA AG, Heidelberger Beteiligungsholding AG, Deutsche Balaton Aktiengesellschaft and Delphi Unternehmensberatung Aktiengesellschaft (English translation) (incorporated by reference to Exhibit 99.3 to Amendment No. 9 to Schedule 13D, filed by the Reporting Persons with respect to Biofrontera AG on February 3, 2020).
99.3	Power of Attorney (incorporated by reference to Exhibit 99.4 to Amendment No. 9 to Schedule 13D, filed by the Reporting Persons with respect to Biofrontera AG on February 3, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2020

ABC BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

DEUTSCHE BALATON BIOTECH AG

By:	/s/ Rolf Birkert
Rolf Birkert

PRISMA EQUITY AG

By:	/s/ Rolf Birkert
Rolf Birkert

SPARTA AG

By:	/s/ Jens Jüttner
Jens Jüttner

HEIDELBERGER BETEILIGUNGSHOLDING AG

By:	/s/ Ralph Bieneck
Ralph Bieneck

MARNA BETEILIGUNGEN AG

By:	/s/ Hansjörg Plaggemars
Hansjörg Plaggemars

MING LE SPORTS AG

By:	/s/ Hansjörg Plaggemars
Hansjörg Plaggemars

ALTECH ADVANCED MATERIALS AG

By:	/s/ Hansjörg Plaggemars
Hansjörg Plaggemars

DEUTSCHE BALATON AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

STRAWTEC GROUP AG

By:	/s/ Hansjörg Plaggemars
Hansjörg Plaggemars

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

Hansjörg Plaggemars

/s/ Hansjörg Plaggemars

RALPH BIENECK

/s/ Ralph Bieneck

ROLF BIRKERT

/s/ Rolf Birkert

WILHELM KONRAD THOMAS ZOURS

/s/ Wilhelm Konrad Thomas Zours

Schedule 1

Members of Management of the Reporting Persons

The sole member of the Board of Management of each of ABC, PE and DBB is Rolf Birkert. The members of the Board of Management of SP are Jens Jüttner and Philipp Wiedmann. The sole member of the Board of Management of HDBH is Ralph Bieneck. The sole member of the Board of Management of each of MB, MLS, SG and AAM is Hansjörg Plaggemars. The members of the Board of Management of DB are Rolf Birkert and Alexander Link. The sole member of the Board of Management of each of VVB and DU is Wilhelm Konrad Thomas Zours.

The following table sets forth the name, present occupation or employment and citizenship of each such person.

Name	Present Business Address	Present Occupation	Citizenship
Rolf Birkert	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Alexander Link	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Jens Jüttner	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board SPARTA AG	Germany
Philipp Wiedmann	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board SPARTA AG	Germany
Hansjörg Plaggemars	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board of MARNA Beteiligungen AG	United States
Ralph Bieneck	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board of Heidelberger Beteiligungsholding AG	Germany
Wilhelm Konrad Thomas Zours	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board Delphi Unternehmensberatung Aktiengesellschaft	Germany

Schedule 2

None.